UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2008            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated July 7, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: July 7, 2008	By: /s/ Bob Hemmerling Bob Hemmerling, Corporate Secretary

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

July 7, 2008

TSX SYMBOL:  STM

STRATHMORE COMPLETES LOI GRANTING GREAT BEAR OPTION TO ACQUIRE CHORD, URANIUM PROPERTY

Strathmore Minerals Corp. (the “Strathmore” or “the Company”) is pleased to announce that it has entered into a Letter of Intent (“LOI”) with Great Bear Uranium Corp. (“Great Bear”) granting Great Bear an option to acquire a 100% interest in the Chord Uranium Property located in South Dakota, USA.

The Chord Property comprises twenty-two claims totalling 440 acres and is located approximately 15 miles north of the town of Edgemont, South Dakota.  Uranium was first discovered at Chord in the 1970s and extensive drilling by previous operators Tennessee Valley Authority and Union Carbide outlined a historical uranium resource estimate totalling 3.8 million lbs U3O8 at an average grade of 0.11% U3O8 (not NI 43-101 compliant).

Location	Previous Operator/Source (Date of Resource Estimate)	Resource Classification	Tonnage	Grade % U 3O 8	lbs/U 30 8
Chord, South Dakota	Union Carbide/TVA (1998)	Historical: Measured, Indicated & Inferred	1,727,000	0.11	3,800,000*

*The foregoing historical resource estimates were completed prior to the implementation of NI 43- 101. Given the quality of the historic work completed, the Company believes the resource estimates to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resource as a current mineral resource. Hence, they should not be relied upon. The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed by David Miller, CEO for Strathmore Minerals Corp., a qualified person under NI 43-101 guidelines. It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability as defined by NI 43-101 guidelines.

Uranium mineralization at the Chord Property primarily occurs within sandstones of the Chilson Member of the Cretaceous Lakota Formation.  Mineralization is shallow and generally less than 500 feet in depth.  The deposit can be classified as a “roll front” type.  Roll front deposits account for a significant portion of the global uranium supply and are common throughout south-western South Dakota and neighbouring Wyoming.

As per the terms of the LOI, Strathmore will grant Great Bear the option to acquire 100% interest in the Chord Property by making cash payments totaling C$4,100,000 to Strathmore as per the following schedule:

(a)

C$100,000 within three days following the date (the “Effective Date”) of execution and delivery of a formal agreement;

(b)

An additional $300,000 not more than 90 days after the Effective Date;

(c)

An additional $400,000 not later than the first anniversary of the Effective Date;

(d)

An additional $600,000 not later than the second anniversary of the Effective Date;

(e)

An additional $800,000 not later than the third anniversary of the Effective Date;

(f)

An additional $900,000 not later than the fourth anniversary of the Effective Date;

(g)

An additional $1,000,000 not later than the fifth anniversary of the Effective Date;

The completion of the transaction is subject to the execution of a definitive agreement, technical and legal due diligence by Great Bear, and final acceptance of any filings required to be made by Strathmore with the TSX-V and by Great Bear with the CNQ.

Concurrently, Strathmore has exercised its right to purchase the Chord properties from Platoro West Inc., under the terms of the original lease agreement.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol “STM”.

This news release contains "forward-looking information" that is based on Strathmore Minerals Corp.'s current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to Strathmore's exploration and development plans, outlook and business strategy. The words "may", "would", "could", "should", "will", "likely", "expect," "anticipate," "intend", "estimate", "plan", "forecast", "project" and "believe" or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Strathmore's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: uncertainties related to the historical resource estimates, the work expenditure commitments; the ability to raise sufficient capital to fund future exploration or development programs; changes in economic conditions or financial markets; changes in input prices; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or an inability to obtain permits required in connection with maintaining, or advancing, the Gas Hills projects; and labour relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Strathmore Minerals Corp. disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

“David Miller”

David Miller, CEO

For Investors Relations:

Bob Hemmerling/ Craig Christy

1-800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com